December 17, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Linda VanDoorn, Senior Assistant Chief Accountant

Re:	Acadia Realty Trust Form 10-K for the year ended December 31, 2006 File No. 001-12002

Dear Ms. VanDoorn:

This letter sets forth the response of Acadia Realty Trust (“Acadia”) to the Staff’s comment letter dated November 30, 2007 in connection with the Staff’s review of Acadia’s Form 10-K for the year ended December 31, 2006.  For your convenience, we have repeated the comment prior to our response. Throughout this letter, we have presented dollars in thousands.

Form 10-K

Consolidated Statements of Cash Flows, page F-7

1.
Reference is being made to the first paragraph on page 36. We note you anticipate that cash flow from operating activities will continue to provide adequate capital for all of the company’s debt service payments, recurring capital expenditures and REIT distribution requirements. We also note that your distributions and dividends paid were in excess of net cash provided by operating activities. Discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

Background

In our Form 10-K for the year ended December 31, 2006, we state that we anticipate that cash flow from operating activities will continue to provide adequate capital for all of our debt service payments, recurring capital expenditures and REIT distribution requirements.

We consider “REIT distribution requirements” to mean dividends paid to our shareholders in order to maintain our REIT status. Presented below is the detail of total distributions compared to cash provided by operating activities:

	Years ended December 31,
	2006	2005	2004
	(dollars in thousands)

Cash provided by Operating Activities	$39,627	$50,239	$33,885

Dividends paid (REIT distribution requirements)	(23,823)	(21,869)	(18,507)

Distributions to minority interests:
Distributions to partners and members	(36,120)	-	(3,238)
Distributions to minority interests in Operating Partnership	(487)	(380)	(416)
Distributions on preferred Operating Partnership Units	(254)	(342)	(283)
Distributions to minority interests in partially-owned affiliates	(232)	(436)	(1,031)
Total distributions to minority interests	(37,093)	(1,158)	(4,968)
Total Dividends paid and distributions to minority interests (total distributions)	(60,916)	(23,027)	(23,475)
Cash provided by operating activities less total distributions	$(21,289)	$27,212	$10,410

It is important to note that on December 29, 2005, we received a distribution of $42,738 from an unconsolidated affiliate. This receipt was reflected in the 2005 Consolidated Statements of Cash Flows as a $20,902 “distribution recognized as income from unconsolidated affiliates” in cash flows provided by operating activities and a $21,836 “return of capital from unconsolidated affiliates” in cash flows provided from investing activities. Seven days later, on January 5, 2006, the $42,738 was distributed to us and our minority interests. Of this amount $32,537 was distributed to minority interests ($15,913 as a distribution of operating income and $16,624 as a return of capital) and reflected in the 2006 Consolidated Statement of Cash Flow as a financing activity.

Conclusion

As indicated in the table below, assuming the $20,902 distribution had been received three days later (in 2006 instead of 2005), the 2005 surplus of cash provided by operating activities in excess of total distributions would be $6,310. In addition, assuming the $20,902 distribution of operating income from unconsolidated affiliates and the $21,836 return of capital from unconsolidated affiliates had been received three days later (in 2006 instead of 2005), cash flow from operating activities combined with return of capital would exceed the amount of distributions for 2006 by $21,449 as follows:

	Years ended December 31,
	2006	2005
	(dollars in thousands)
Cash (used) provided by operating activities less total distributions	$(21,289)	$27,212
Timing difference of distribution received	20,902	(20,902)
Return of capital	21,836	-
As adjusted	$21,449	$6,310

In future filings, if our cash flows from operating activities are insufficient to pay the distributions for any period, we will disclose the dollar amount of the deficiency and the alternative sources of cash used to fund the distributions.

We trust this response fully addresses the Staff’s questions and concerns. Please give me a call at (914) 288-8138 if you have further questions.

Sincerely,

/s/ Michael Nelsen

Michael Nelsen
Senior Vice President and
Chief Financial Officer

cc:	Yolanda Crittendon
Jon Grisham
William Regan